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May 20, 2013

Ms. Pamela Long Assistant Director U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Pingtan Marine Enterprise Ltd. Registration Statement on Form S-3 Filed April 19, 2013 File No. 333-188007

Dear Ms. Long:

On behalf of our client, Pingtan Marine Enterprise Ltd., a Cayman Islands exempted company (the “Company”), we hereby provide responses to comments (the “Comments) of the staff of the U.S. Securities and Exchange Commission (the “Staff”) issued in a letter dated May 16, 2013 (the “Staff’s Letter”) regarding the Company’s above-referenced Registration Statement on Form S-3 (the “Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 19, 2013. Following this submission, we will file on the EDGAR system a complete copy of Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to the Registration Statement. Terms used but not defined herein have the respective meanings assigned thereto in the Registration Statement.

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NEW YORK ♦ LONDON ♦ HONG KONG ♦ CHICAGO ♦ WASHINGTON, D.C. ♦ BEIJING ♦ PARIS ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ PHILADELPHIA ♦ SHANGHAI ♦ PITTSBURGH
SINGAPORE ♦ MUNICH ♦ ABU DHABI ♦ PRINCETON ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ GREECE

Ms. Pamela Long May 20, 2013 Page 2

General

1.	Please provide us with a detailed legal analysis of your eligibility to register the proposed offerings on Form S-3 at this time. In this regard, we note that you do not appear to meet the public float requirements of General Instruction I.B.1 to Form S-3, or to be eligible to rely on General Instruction I.B.6 to Form S-3 due to your shell company status within the previous 12 calendar months. We also note that, with respect to the resale of shares previously issued by the shell company or issued in connection with the February 25, 2013 merger transactions, it appears that you may not be eligible to rely on General Instruction I.B.3 to Form S-3 as a transaction involving secondary offerings since the selling security holders would be considered underwriters with respect to the resale of such securities. Refer to Securities Act Rules 144(i) and 145(c) and Securities Act Release No. 33-8869 (Dec. 6, 2007). For additional guidance, also refer to Question 137.01 of the Securities Act Rules Compliance and Disclosure Interpretations found on our website. If you determine that you are not eligible to register the transaction on Form S-3, please file the amendment to the registration statement on a form for which you are eligible to conduct the proposed offerings. We may have additional comments after reviewing your response and any amendment to your registration statement.

The Company respectfully submits that the market value of the Company’s voting common equity held by non-affiliates is in more than $75 million, which enables the Company to rely on General Instruction I.B.1 to Form S-3. As of March 18, 2013, the Company had outstanding approximately 79,055,053 ordinary shares, of which approximately 29,769,936 were held by non-affiliates. Also on March 18, 2013, the closing price of the Company's ordinary shares on the Nasdaq Capital Market was $10.12. Therefore, as of a date within 60 days of the filing of the Registration Statement on Form S-3, the Company had a public float of approximately $301,271,752. Accordingly, consistent with General Instruction I.B.1, the Company is eligible to use Form S-3 to register both a primary offering of ordinary shares to be issued upon exercise of the Public Warrants and the Sponsor Warrants, and a secondary offering by the selling securityholders of the resale of ordinary shares and Sponsor Warrants of the Company.

In addition to eligibility under General Instruction I.B.1 of Form S-3, with regard to the registration of the ordinary shares to be issued upon exercise of the Sponsor Warrants, the Company respectfully submits that such shares also are eligible be registered in accordance with General Instruction I.B.4 to Form S-3, because (i) such shares will be offered upon the exercise of outstanding warrants issued by the Company, (ii) the Company sent material containing the information required by Rule 14a-3(b) under the Exchange Act to the record holders of the Sponsor Warrants together with the Definitive Proxy Statement that was delivered to such holders on or about February 6, 2013 and (iii) the Company provided the information required by Items 401, 402, 403 and 407(c)(3), (d)(4), (d)(5) and (e)(4) of Regulation S-K in such Definitive Proxy Statement, which was delivered to the record holders of the Sponsor Warrants on or about February 6, 2013.

Ms. Pamela Long May 20, 2013 Page 3

In addition to eligibility under General Instruction I.B.1 of Form S-3, because the Company’s ordinary shares are listed on a national securities exchange, resale by the selling securityholders of ordinary shares and the Sponsor Warrants offered in a secondary offering may be registered in reliance on General Instruction I.B.3 to Form S-3 and the Staff issued interpretation 116.11 in its Securities Act Forms Compliance and Disclosure Interpretations (“C&DI 116.11”). In accordance with C&DI 116.11, the fact that the underlying common stock is listed on a national securities exchange is sufficient to satisfy the requirements of the instruction for the secondary offering of a convertible or exercisable security.

However, in response to the Staff's comment referencing Rule 145(c), the Company in Amendment No. 1 to the Registration Statement no longer is seeking to register the resale of 48,135,117 ordinary shares held by the affiliates of parties to the February 26, 2013 business combination. Under Rule 145(c), if an issuer is a shell company, any party to a transaction covered by 145(a), other than the issuer, or any person who is an affiliate of such party at the time such transaction is submitted for vote or consent, may be deemed to be engaged in a distribution and therefore to be an underwriter. Because the Company’s February 26, 2013 merger with China Dredging and purchase of all outstanding equity in Merchant Supreme, may be considered transactions covered by Rule 145(a), affiliates of China Dredging and Merchant Supreme may be presumed underwriters. Such security holders are Heroic Treasure Limited and Mars Harvest Co. Ltd, two companies controlled by Xinrong Zhuo (the Chairman and Chief Executive Officer of the Company and controlling shareholder of both Merchant Supreme and China Dredging prior to the business combination), Saturn Glory Co. Ltd., a company controlled by Bin Lin (director and Senior Vice President of the Company and director of China Dredging prior to the business combination) and Venus Seed Co. Ltd., a company controlled by Kit Chan (director of China Dredging prior to the business combination). The remaining 235 selling shareholders listed in the Registration Statement were not affiliates to either China Dredging or Merchant Supreme at the time the business combination was submitted to a shareholder vote.

Revisions in response to the Staff’s comment will be made in the fee table, on the prospectus cover and on page 37 of the Amended Registration Statement, and the legal opinions will be revised accordingly and filed as exhibits 5.1 and 5.2 to the Amended Registration Statement

Ms. Pamela Long May 20, 2013 Page 4

2.	It is unclear under what basis you are registering the resale by the selling shareholders of the ordinary shares issuable upon the exercise of Sponsor Warrants considering that those shares would not represent outstanding securities since the investment decision with respect to such securities has not yet been made. In this regard, we note that you are registering the initial distribution of these securities issuable pursuant to the exercise of the Sponsor Warrants. Please advise, or otherwise remove the resale registration of these securities from the registration statement. In addition, please have each legal counsel revise its respective opinion accordingly.

In response to the Staff’s Comment, the Company in Amendment No. 1 to the Registration Statement will removed the resale registration of the 3,966,667 ordinary shares issuable upon exercise of the Sponsor Warrants.

Revisions in response to the Staff’s comment will be made in the fee table, on the prospectus cover and on page 38 of the Amended Registration Statement, and the legal opinions will be revised accordingly and filed as exhibits 5.1 and 5.2 to the Amended Registration Statement.

Risk Factors, page 3

Risks Relating to Doing Business in the PRC, page 12

We may be required to obtain prior approval from Ministry of Commerce . . . , page 13

3.	We note your discussion about advice you received from Dacheng Law Offices LLP and Merchant Supreme’s PRC legal counsel. Please name Merchant Supreme’s PRC legal counsel in the prospectus, and obtain and file, as exhibits to the registration statement, the written consent of both Dacheng Law Offices and Merchant Supreme’s PRC legal counsel for the use of their names and the discussion of the advice they provided to you. Refer to Securities Act Rule 436. Please comply with this comment also with respect to CDGC receiving advice by its PRC legal counsel as discussed on page 16.

In response to the Staff’s Comment, the Company submits that Dacheng Law Offices LLP was Merchant Supreme’s PRC legal counsel. Revisions in response to the Staff’s comment will be made on pages 14 and 16 of the Amended Registration Statement, and the consent of Dacheng Law Offices LLP will be filed as an exhibit to the Amended Registration Statement.

Ms. Pamela Long May 20, 2013 Page 5

Selling Securityholders, page 37

4.	Please disclose any material relationships between the company and the selling security holders during the last three years. Refer to Item 507 of Regulation S-K. Revise your disclosure to clearly identify the transaction(s) in which the selling security holders received the shares subject to registration. In addition, in the footnotes to the tabular presentation, identify whether the shares subject to resale represent outstanding shares or shares issuable pursuant to a warrant exercise. For each selling security holder that is not a natural person, please identify the person or persons who have voting or investment control over the company’s securities that the entity owns. For guidance, please refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations found on our website.

In response to the Staff’s Comment, the Company has reached out to any selling shareholder that is not a natural person to establish the person or persons who have voting or investment control over the company’s securities that such entity owns. To the extent the Company is able to procure such information; revisions in response to the Staff’s comment will be on pages 37 and 38 of the Amended Registration Statement. Revisions will also be made on pages 37 and 38 to clearly identify the transaction(s) in which the selling security holders received the shares subject to registration and to identify whether the shares subject to resale represent outstanding shares or shares issuable pursuant to a warrant exercise.

Exhibits, page II-2

Exhibit 4.3

5.	We note that you incorporate the Warrant Agreement by reference to Exhibit 4.4 to the fifth amendment to the company’s Form S-1 (333-173323) filed on May 25, 2011. We further note that such Exhibit 4.4 was filed in preliminary form. Please file the executed Warrant Agreement as an exhibit to this registration statement. In this regard, an exhibit filed in preliminary form may not be incorporated by reference in any subsequent filing. Refer to Instruction 1 to Item 601 of Regulation S-K.

In response to the Staff’s Comment, the Company will file the executed Warrant Agreement as an exhibit to the Amended Registration Statement.

Ms. Pamela Long May 20, 2013 Page 6

Exhibit 5.1

6.	We note that counsel’s opinion is limited to the federal laws of the United States of America. Please have counsel either remove this limitation or opine on the laws of the State of New York since counsel must opine that the warrant is a binding obligation of the company under the law of the jurisdiction governing the warrant. We note from Section 9.3 of the Warrant Agreement that the warrants are governed by the laws of the State of New York. Refer to Section II.B.1.f of Staff Legal Bulletin No. 19 (CF), available on our website.

In response to the Staff’s Comment, the Company will file a revised opinion from counsel, opining on the laws of the State of New York with regard to that the warrant is a binding obligation of the company, as exhibit 5.1 to the Amended Registration Statement.

Exhibit 5.2

7.	Please have counsel revise its opinion to opine that the company validly exists, has the power to create the warrant obligation, and has taken the required steps to authorize entering into such obligation under the law of the jurisdiction of its organization. Refer to Section II.B.1.e of Staff Legal Bulletin No.19 (CF).

In response to the Staff’s Comment, the Company will file a revised opinion from its Cayman counsel, opining that the company is validly existing, has the power to create the warrant obligation, and has taken the required steps to authorize entering into such obligation under the law of the jurisdiction of its organization, as exhibit 5.2 to the Amended Registration Statement.

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Ms. Pamela Long May 20, 2013 Page 7

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff Comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0379.

Sincerely,

/s/ William N. Haddad
William N. Haddad
Reed Smith LLP